                                                        OMB APPROVAL
                                                    OMB Number: 3235-0145
                                                    Expires: August 31, 1999
                                                    Extimated average burden
                                                    hours per response....14.90

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*
                                          ---

                                PRIME RETAIL, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock $ -01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    741570105
           --------------------------------------------------------
                                 (CUSIP Number)

           Robert B. Di Paola, Esq.
           Rubin, Rubin & Di Paola
           375 Park Avenue, New York, NY 10152  (212) 759-4530
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 13, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

                              Page 1 of 11 Pages

CUSIP No. 741570105
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Miles Rubin       ###-##-####
     Nancy Rubin, wife ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power  Miles Rubin - 1,504,200
 Beneficially Owned                                  Nancy Rubin -   125,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    -0-
                             --------------------------------------------------
                              (9) Sole Dispositive   Miles Rubin - 1,504,200
                                    Power            Nancy Rubin -   125,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Miles Rubin - 1,504,200
     Nancy Rubin -   125,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Miles Rubin - 3.45%
     Nancy Rubin -  .29%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 11 Pages

                                  SCHEDULE 13D


Item 1. SECURITY AND ISSUER

        This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.01 par value (the "Shares"), of Prime Retail, Inc., a Maryland corporation (the "Issuer"), whose principal executive offices are located at 100 East Pratt Street, Baltimore, Maryland 21202.

Item 2. IDENTITY AND BACKGROUND

        (a) This statement is filed by Miles Rubin and Nancy Rubin, his wife, who are hereinafter referred to collectively as the "Reporting Persons."

        The Reporting Persons are making this filing because of the possibility that they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D does not constitute an admission by the persons making this filing that such persons collectively are a "group" for purposes of Section 13(d)(3) of the Act.

        (b) and (c) The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Reporting Persons is as follows:

                                Present Principal Occupation
                                or Employment, including the
Name and Address                Name of Employer


Miles Rubin                     Chairman and Principal
c/o Robert B. Di Paola, Esq.    Stockholder of Next Century
375 Park Avenue, Suite 1209     Communications, Inc.,
New York, New York 10152        S. Shamash and Sons, Inc., and
                                General Medical Industries, Inc.

Nancy Rubin                     Employee
c/o Robert B. Di Paola, Esq.    Department of State
375 Park Avenue, Suite 1209     United States Government
New York, New York 10152

        (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons has been or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Persons are citizens of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is hereby amended by the addition of the following:

        For Source and Amount of Funds or Other Consideration, see the Schedule 13D filed by the Reporting Persons dated January 24, 2000.

        Since January 24, 2000 the Reporting Persons Miles Rubin and Nancy Rubin, sold on the open market 600,000 and 175,000 of the shares beneficially owned by them for a total consideration of $240,937 and $67,116, respectively, exclusive of brokerage commissions, thereby reducing their aggregate interests in the Shares from 5.54% to 3.74%.

Item 4. PURPOSE OF TRANSACTION

        The Shares purchased by the Reporting Persons as set forth in the
Schedule 13D filed by them dated January 24, 2000 had been acquired for investment purposes. The Reporting Persons believed that the Shares represented an attractive investment opportunity at time of purchase. The Reporting Persons may make additional purchases of Shares either in the open market or in private transactions depending on the Reporting Persons' evaluations of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Shares.

        The Reporting Persons have no present plans or proposals which may relate to or would result in:

        (a) The acquisition or disposition of any additional securities of the Issuer by any person, except as set forth in this first paragraph of this
Item 4;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization of dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the close of business on December 15, 2000, the Reporting Persons in the aggregate were the beneficial owners of 1,629,200 Shares. Based upon information contained in the most recent Form 10Q filed by the Issuer with the Securities and Exchange Commission, such Shares constitute approximately 3.74% of the total 43,578,000 Shares outstanding as of November 14, 2000.

        (b) Information with respect to the beneficial ownership of Shares by each of the Reporting Persons is set forth in Appendix I attached hereto and is incorporated herein by reference.

        (c) All transactions in Shares by the Reporting Persons that were effected during the 60 days prior December 15, 2000 are set forth in Appendix II attached hereto and are incorporated herein by reference. All such Shares were purchased in brokerage transactions.

        (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by such Reporting Persons.

        (e) On December 13, 2000, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 27, 2000

                                   /s/ Miles Rubin
                                   -----------------------
                                   Miles Rubin

                                   APPENDIX I


                      NUMBER OF SHARES BENEFICIALLY OWNED

Name of          Sole            Shared          Sole             Shared                     Percent
Beneficial       Voting       Dispositive     Dispositive       Dispositive                    of
Owner            Power           Power           Power             Power        Aggregate     Class*
----------       ------       -----------     -----------        -----------    ---------     ------
Miles Rubin      1,504,200                    1,504,200                         1,504,200       3.45
Nancy Rubin        125,000                      125,000                           125,000        .29


* Based on an aggregate of 43,578,000 Shares outstanding.

                                  APPENDIX II

                                      Number of
                                        Shares          Price
Reporting Person    Trade Date           Sold         Per Share*
----------------    ----------        ---------       ----------
Nancy Rubin       December 13, 2000     100,000          $.375
                  December 14, 2000      75,000           .406

Miles Rubin       December 12, 2000     410,000          $.406
                  December 14, 2000     190,000          $.406

*Exclusive of brokerage commissions